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                                                              Page 1 of 6 Pages

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

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                                  SCHEDULE 13d

                  Under the Securities and Exchange Act of 1934

                                Amendment No. 7*

                          Russ Berrie and Company, Inc.
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                                (Name of Issuer)

                        Common Stock, $0.10 stated value

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                         (Title of Class of Securities)

                                   782233 10 0
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                                 (CUSIP Number)

                             Joel I. Greenberg, Esq.
           Kaye Scholer LLP, 425 Park Avenue, New York, New York 10022
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 25, 2002
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13d, and is filing this schedule because of SectionSection240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


                         (Continued on following pages)

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*     The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D

CUSIP No.      782233 10 0                                    Page 2 of 6 Pages

1      NAME OF REPORTING PERSONS

       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                         Myron Rosner

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (A) / /
                                                                         (B) / /
3      SEC USE ONLY

4      SOURCE OF FUNDS

                         N/A

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(D) OR 2(E)                                                    / /

6      CITIZENSHIP OR PLACE OF ORGANIZATION

                         USA

                             7       SOLE VOTING POWER

                                       2,002,757 Common Shares
         NUMBER OF
           SHARES
        BENEFICIALLY         8       SHARED VOTING POWER
          OWNED BY
            EACH                       2,852,352 Common Shares
          REPORTING
           PERSON            9       SOLE DISPOSITIVE POWER
            WITH
                                       2,002,757 Common Shares

                             10      SHARED DISPOSITIVE POWER

                                       2,852,352 Common Shares


11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             4,855,109 Common Shares

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            /X/

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             23.7%

14     TYPE OF REPORTING PERSON

             IN
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                                                               Page 3 of 6 Pages

                                 SCHEDULE 13D

      The statement on Schedule 13D relating to the common stock, $0.10 stated value per share ("Common Shares"), of Russ Berrie and Company, Inc., a New Jersey corporation (the "Company"), filed on February 21, 2002 by Myron Rosner (the "Initial Schedule 13D"), as amended by Amendment Number 1 to the statement on Schedule 13D, filed on March 18, 2002 by Mr. Rosner ("Amendment No. 1"), as amended by Amendment Number 2 to the statement on Schedule 13D, filed on May 9, 2002 by Mr. Rosner ("Amendment No. 2"), as amended by Amendment Number 3 to the statement on Schedule 13D, filed on July 10, 2002 by Mr. Rosner ("Amendment No. 3"), as amended by Amendment Number 4 to the statement on Schedule 13D, filed on August 9, 2002 by Mr. Rosner ("Amendment No. 4"), as amended by Amendment Number 5 to the statement on Schedule 13D, filed on August 22, 2002 by Mr. Rosner ("Amendment No. 5"), and as amended by Amendment Number 6 to the statement on
Schedule 13D, filed on September 19, 2002 by Mr. Rosner ("Amendment No. 6" and collectively with the Initial Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and Amendment No. 5, the "Schedule 13D") is hereby amended as follows. Except as otherwise amended, the Schedule 13D remains the same.

ITEM 4. PURPOSE OF TRANSACTION

      Mr. Rosner intends to hold and dispose of the Common Shares held by The Russell Berrie 2002A Trust (the "Trust"), of which he is a co-trustee, by The Russell Berrie 2001 Annuity Trust (the "Annuity Trust"), of which he is the sole trustee, and by the Estate of Mr. Russell Berrie, of which he is designated to become an executor, in accordance with the Trust Indenture governing the Trust, the Trust Agreement governing the Annuity Trust, and the Last Will and Testament of Mr. Russell Berrie, as applicable, his fiduciary duties, and the requirements of New Jersey law. It is expected that the Annuity Trust will transfer 870,423 Common Shares to the Estate of Mr. Russell Berrie. Mr. Rosner may, in the
future, depending on his assessment of the prospects of the Company and other factors, elect to acquire additional Common Shares or to dispose of Common Shares. Except as described above, Mr. Rosner has no plans or proposals which may relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) causing a class of equity securities to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.
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                                                               Page 4 of 6 Pages

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

            (a)-(b) Mr. Rosner beneficially owns 4,855,109 Common Shares, which represents 23.7% of the Company's outstanding Common Shares, as follows:

                    (i) 2,757 Common Shares held in a roll-over IRA plan, with respect to which Common Shares Mr. Rosner has sole voting power and sole dispositive power.

                    (ii) 750 Common Shares held by Mr. Rosner as joint tenant with his spouse, with respect to which Mr. Rosner has shared voting power and shared dispositive power.

                    (iii) 2,000,000 Common Shares held by the Annuity Trust, of which Mr. Rosner is the sole trustee possessing sole voting power and sole dispositive power.

                    (iv) 2,771,988 Common Shares held by the Trust, of which Mr. Rosner is a co-trustee possessing shared voting power and shared dispositive power.

                    (v) 79,614 Common Shares held by the Estate of Mr. Russell Berrie. Mr. Rosner, among others, is designated to become an executor of such Estate, possessing shared voting power and shared dispositive power.

                    Percentage beneficial ownership is calculated based on 20,474,123 Common Shares outstanding as of November 4, 2002, as reported in the Company's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2002.

                    Pursuant to the terms of the Trust Agreement of The Russell Berrie 1999 Charitable Remainder Trust, upon the death of Mr. Russell Berrie (which occurred on December 25, 2002), 5,232,335 Common Shares held by such trust are to be distributed to The Russell Berrie Foundation, a New Jersey Nonprofit Corporation (the "Foundation"). This Schedule 13D does not include any of the 5,232,940 shares beneficially owned by the Foundation, of which Mr. Rosner is a member of the board of trustees. Mr. Rosner disclaims beneficial ownership of all Common Shares beneficially owned by the Foundation.

              (c) The following transactions were effected during the past sixty days:

                    (i) On November 5, 2002, the Trust transferred 70,000 Common Shares to the Foundation.


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                                                               Page 5 of 6 Pages

                    (ii) On November 26, 2002, the Trust transferred 1,529 Common Shares as a charitable contribution.

                    (iii) On November 26, 2002, the Trust transferred 3,057 Common Shares as a charitable contribution.

                    (iv) On November 26, 2002, the Trust transferred 30,567 Common Shares as a charitable contribution.

                    (v) On December 9, 2002, the Trust transferred 20 Common Shares to an individual as a gift.

                    (vi) On December 9, 2002, the Trust transferred 20 Common Shares to an individual as a gift.

                    (vii) On December 11, 2002, the Trust transferred 50,000 Common Shares to the Foundation.

                    (viii) On December 13, 2002, the Trust transferred 25 Common
                           Shares to an individual as a gift.

              (d) Other than Mr. Rosner, Liesa Rosner, Angelica Urra Berrie, Josh Weston, Raphael Benaroya, Ilan Kaufthal and Norman Seiden, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares described as included herein.

              (e)   Not applicable.



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                                                               Page 6 of 6 Pages

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                          January 6, 2003
                                                --------------------------------
                                                              (Date)


                                                        /s/ Myron Rosner
                                                --------------------------------
                                                             (Signature)



                                                            Myron Rosner
                                                --------------------------------
                                                             (Name)